SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A (Amendment No. 3)

Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs
c/o Global Sources Ltd.
Canon’s Court
22 Victoria Street
Hamilton, HM 12
Bermuda

with a copy to

James J. Clark, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3849

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 18,987,255
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 110,504
Person With	(10)	SHARED DISPOSITIVE POWER 18,876,751
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,987,255
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.94% (based on 40,454,257 Common Shares outstanding on January 1, 2009)
(14)	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D filed on December 8, 2003, as amended by Amendment No. 1 on November 18, 2008 and Amendment No. 2 on January 13, 2009 (as so amended, the “Schedule 13D”) , by Global Sources Ltd.  Due to a clerical error, Schedule 13D incorrectly reported that the Reporting Party tendered 6,250,000 Common Shares that were accepted for payment pursuant to an offer by the Issuer to purchase for cash up to 6,250,000 Common Shares at a price of $8.00 per Common Share (the “Tender Offer”).  The correct number of Common Shares tendered by the Reporting Party pursuant to the Tender Offer was 3,589,589.

This Amendment amends Item 5 below and does not modify any other information previously reported on Schedule 13D.

Item 5.                    Interest in Securities of Issuer.

To correct the clerical error discussed above, the last sentence of Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Pursuant to the Tender Offer, the Reporting Party tendered 3,589,589 Common Shares that were accepted for payment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 2009

/s/ Merle A. Hinrichs
Merle A. Hinrichs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)